================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       -----------------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       -----------------------------------

                           PERSISTENCE SOFTWARE, INC.
                       (Name of Subject Company (Issuer))

                       -----------------------------------

                           PERSISTENCE SOFTWARE, INC.
                        (Name of Filing Person (Offeror))

                       -----------------------------------

            OPTIONS UNDER PERSISTENCE SOFTWARE, INC. 1997 STOCK PLAN
              TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
               HAVING AN EXERCISE PRICE IN EXCESS OF $1.00 HELD BY
                         CERTAIN EMPLOYEE OPTION HOLDERS
                         (Title of Class of Securities)

                       -----------------------------------

                                   715329 10 8
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                       -----------------------------------

                                CHRISTINE RUSSELL
                             CHIEF FINANCIAL OFFICER
                           PERSISTENCE SOFTWARE, INC.
                     1720 SOUTH AMPHLETT BLVD., THIRD FLOOR
                           SAN MATEO, CALIFORNIA 94402
                                 (650) 372-3600
            (Name, address and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                    COPY TO:
                                  LAUREL FINCH
                                VENTURE LAW GROUP
                               2775 SAND HILL ROAD
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 854-4488

================================================================================

                           CALCULATION OF FILING FEE

   Transaction valuation*                          Amount of filing fee
   ----------------------                          --------------------
         $21,141,842                                     $4,229

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,382,370 shares of common stock of Persistence Software, Inc. having an aggregate value of $21,141,842 as of June 8, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:         $4,229
    Form or Registration No.:       Schedule TO
    Filing party:                   Persistence Software, Inc.
    Date filed:                     May 9, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    |_| third party tender offer subject to Rule 14d-1.

    |X| issuer tender offer subject to Rule 13e-4.

    |_| going-private transaction subject to Rule 13e-3.

    |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

================================================================================

This Amendment No. 2 amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 9, 2001.

The information in the Offer to Exchange, dated May 9, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference in response to all required Items except as set forth below.

Item 7(d)         Not applicable.

Item 8(a)         Not applicable.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

         (a)      Not applicable.

Item 10. Financial Statements.

         (a) The information set forth on pages F-1 through F-18 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001, and on pages 3 through 7 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001, is incorporated herein by reference.

         (b)      Not applicable.

Item 11(b)        Not applicable.

Item 12. Exhibits.

         (a)  (1) Offer to Exchange, dated May 9, 2001.

              (2) Form of Letter of Transmittal.

              (3) Form of Notice to Withdraw Tender.

              (4) Form of Letter to Eligible Option Holders.

              (5) Form of Letter to Tendering Option Holders.

              (6) Persistence Software, Inc. Annual Report on Form 10-K for its
                  fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference.

              (7) Persistence Software, Inc. Quarterly Report on Form 10-Q for
                  its fiscal quarter ended March 31, 2001, filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference.

              (8) E-mail to Employees dated May 15, 2001.

              (9) E-mail to Employees dated May 24, 2001.

         (b)      Not applicable.

         (d)  (1) Persistence Software, Inc. 1997 Stock Plan.

              (2) Persistence Software, Inc. 1997 Stock Plan, as amended pending stockholder approval.

              (3) Form of Option Agreement Pursuant to the Persistence Software,
                  Inc. 1997 Stock Plan.

         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)      Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                        Persistence Software, Inc.


                                        /s/ Christine Russell
                                        ------------------------------------
                                        Christine Russell
                                        Chief Financial Officer

Date:  May 24, 2001

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(1)*  -       Offer to Exchange, dated May 9, 2001.

(a)(2)*  -       Form of Letter of Transmittal.

(a)(3)*  -       Form of Notice to Withdraw Tender.

(a)(4)*  -       Form of Letter to Eligible Option Holders.

(a)(5)*  -       Form of Letter to Tendering Option Holders.

(a)(6)   -       Persistence Software, Inc. Annual Report on Form 10-K for its
                 fiscal year ended December 31, 2000, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated
                 herein by reference.

(a)(7)   -       Persistence Software, Inc. Quarterly Report on Form 10-Q for
                 its fiscal quarter ended March 31, 2001, filed with the
                 Securities and Exchange Commission on May 15, 2001 and
                 incorporated herein by reference.

(a)(8)*  -       E-mail to Employees dated May 15, 2001.

(a)(9)   -       E-mail to Employees dated May 24, 2001.

(d)(1)*  -       Persistence Software, Inc. 1997 Stock Plan.

(d)(2)* -        Persistence Software, Inc. 1997 Stock Plan, as amended pending stockholder approval.

(d)(3)*  -       Form of Option Agreement Pursuant to the Persistence Software,
                 Inc. 1997 Stock Plan.

------------

*Previously filed.